Exhibit 99.17

Maverix Metals Inc.

(the “Corporation”)

FORM OF PROXY (“PROXY”)

Annual General and Special Meeting

May 14, 2019 at 2:00 p.m. (PST)

Cristal Room, Metropolitan Vancouver Hotel,

645 Howe Street, Vancouver, B.C. V6C 2Y9

(the “Meeting”)

RECORD DATE:	April 4, 2019
CONTROL NUMBER:
SEQUENCE #:
FILING DEADLINE FOR PROXY:	May 10, 2019 at 2:00 p.m. (PST)

VOTING METHOD
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	416-595-9593
MAIL or HAND DELIVERY	TSX Trust Company
301 - 100 Adelaide Street West
Toronto, Ontario, M5H 4H1

The undersigned hereby appoints Daniel O’Flaherty, whom failing Matthew Fargey, whom failing Brent Bonney, whom failing Doug Ward, or failing all of them Warren Beil (the “Management Nominees”), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS — MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Election of Directors	FOR	WITHHOLD
a) Geoffrey Burns	☐	☐
b) Daniel O’Flaherty	☐	☐
c) J.C. Stefan Spicer	☐	☐
d) Dr. Christopher Barnes	☐	☐
e) Robert Doyle	☐	☐
f) Christopher Emerson	☐	☐
g) Blake Rhodes	☐	☐
2. Appointment of Auditors	FOR	WITHHOLD
Appointment of KPMG LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐
3. Share Consolidation	FOR	AGAINST

To consider, and if deemed appropriate, pass, with or without variation, a special resolution authorizing the Corporation’s Board of Directors, in its sole discretion, to consolidate all of the issued and outstanding common shares of the Corporation, on the basis of one (1) post-consolidation common share for up to every two (2) pre-consolidation common shares, as more fully described in the accompanying information circular.

	☐	☐
4. Adoption of Restricted Share Unit Plan	FOR	AGAINST

To consider, and if deemed appropriate, to pass, with or without variation, an ordinary resolution approving the Corporation’s restricted share unit plan, as more particular described in the accompanying information circular.

	☐	☐
5. Other Business	FOR	AGAINST
To transact such further and other business as may properly come before the Meeting or any adjournment thereof.	☐	☐

This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED

PLEASE PRINT NAME	Signature of registered owner(s)	Date (MM/DD/YYYY)

Proxy Voting — Guidelines and Conditions

1.              THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION.

2.              THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.

3.              If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

4.              This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.

5.              Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a security holder of the Corporation.

6.              To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Corporation.

7.              To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxies, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

8.              If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory’s power to sign the proxy.

9.              Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol.

Investor inSite

TSX Trust Company offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions.

To register, please visit

www.tsxtrust.com/investorinsite

Click on, “Register Online Now” and complete the registration form. Call us toll free at 1-866-600-5869 with any questions.

Request for Financial Statements

In accordance with securities regulations, security holders may elect to receive Annual Financial Statements, Interim Financial Statements and MD&As.

Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com.

I am currently a security holder of the Corporation and as such request the following:

Annual Financial Statements with MD&A

☐                (Mark this box to NOT receive Annual Financial Statements and related MD&A)

Interim Financial Statements with MD&A

☐                (Mark this box to receive Interim Financial Statements and related MD&A)

If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions.

If the cut-off time has passed, please fax this side to 416-595-9593

☐                Check this box if you wish to receive the selected financial statements electronically and print your email address below

E-mail (optional)

By providing my email address, I hereby acknowledge and consent to all provisions outlined in the following: https://www.voteproxyonline.com/equity/fsred.pdf

Maverix Metals Inc.

2019

www.tsxtrust.com
VANCOUVER CALGARY TORONTO MONTRÉAL